# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ionic Digital Inc., CIK 0002007691
CUSIP: 462210105
Title of class of securities: Class A common stock, par value $0.00001
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District Of Columbia (DC), 20001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000949509

## Reporting persons
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,541,777; sole dispositive power 0; shared dispositive power 3,541,777; aggregate amount beneficially owned 3,541,777 (7.72% of the class)
  Comment: The reported securities represent (i) 2,636,119 shares of Class A common stock ("Common Stock") and (ii) 905,658 shares of Common Stock issuable upon exercise of an equivalent number of warrants.
  
  The reported percentage is calculated based on 44,996,175 shares of Common Stock outstanding as of September 30, 2026, as reported in Exhibit 99.1 to the Issuer's 8-K filed with the SEC on November 4, 2026, as increased by 905,658 shares of Common Stock issuable upon exercise of an equivalent number of warrants.
- Oaktree Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,541,777; sole dispositive power 0; shared dispositive power 3,541,777; aggregate amount beneficially owned 3,541,777 (7.72% of the class)
  Comment: The reported securities represent (i) 2,636,119 shares of Common Stock and (ii) 905,658 shares of Common Stock issuable upon exercise of an equivalent number of warrants.
  
  The reported percentage is calculated based on 44,996,175 shares of Common Stock outstanding as of September 30, 2026, as reported in Exhibit 99.1 to the Issuer's 8-K filed with the SEC on November 4, 2026, as increased by 905,658 shares of Common Stock issuable upon exercise of an equivalent number of warrants.

## Item 1. Issuer
Name of issuer: Ionic Digital Inc.
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District of Columbia 20001

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, whom together are referred to herein as the "Reporting Persons":

(i) Oaktree Capital Management, L.P. ("OCM"); and

(ii) Oaktree Capital Management GP, LLC ("OCM GP").
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities include (i) 2,636,119 shares of Common Stock and (ii) 905,658 warrants directly held by funds and accounts managed by OCM, pursuant to an investment management agreement that gives OCM voting and dispositive power over all of the securities held by such fund or account. The general partner of OCM is OCM GP. Accordingly, each of OCM and OCM GP may be deemed to share voting and dispositive power with respect to the reported securities.

The filing of this Statement shall not be deemed an admission of beneficial ownership by the Reporting Persons for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of November 13, 2026 by and among the Reporting Persons.

## Signatures
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
- Oaktree Capital Management GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)